Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Beyond Air Ltd.	Israel
Beyond Air Ireland Limited	Ireland
Beyond Air Australia Pty. Ltd.	Australia
Beyond Cancer Bermuda Limited	Bermuda
Beyond Cancer U.S., Inc.	Delaware
NeuroNos Limited	Ireland
NeuroNos Israel Limited	Israel
XAIR Israel Ltd	Israel
Beyond Cancer Cyprus Limited	Cyprus